8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

June 4, 2015

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom Assistant Director

RE:	8point3 Energy Partners LP
Amendment No. 2 to Registration Statement on Form S-1
Filed May 19, 2015
File No. 333-202634

Ladies and Gentlemen:

On behalf of 8point3 Energy Partners LP (the “Partnership”), enclosed is a copy of Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on May 19, 2015. The changes reflected in Amendment No. 3 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received orally via voicemail on May 26, 2015 and May 28, 2015, respectively.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 19, 2015

Our Cash Distribution Policy and Restrictions on Distributions

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended March 29, 2015 and for the Year Ended December 28, 2014, page 83

1.	Reference is made to footnote (a) on page 83, which highlights that interest expense assumes borrowing under the term loan facility. In light of this assumption, please tell us your consideration also assuming more cash interest would have been paid in your calculation of pro forma cash available for distribution.

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RESPONSE: The Partnership has revised Amendment No. 3 in response to the Staff’s comment to assume that for the backcast period the amount of cash interest paid would have been the amount of cash interest expected to be paid on the $300 million term loan that will be outstanding at the closing of this offering. The proceeds of this term loan will be used to make a distribution to the sponsors. Since all the debt incurred in the historical periods shown in the backcast will be repaid with the proceeds of the offering, we have eliminated the line item called “Cash proceeds from issuance of debt, net of issuance costs to fund expansion capital expenditures” and instead show all expansion capital expenditures incurred in the backcast period as funded by capital contributions. Please see page 84 of Amendment No. 3.

Audited Consolidated Financial Statements of First Solar, Inc.’s Interest in the Combined Entities

Note 4. Investment in Unconsolidated Affiliate, page F-42

2.	We reviewed your response to comment 4. In the event that SG2 Holdings, LLC is liquidated, please tell us how liquidating distributions would be paid. Please also tell us your consideration of the liquidation rights in your determination to use 49% to calculate equity in earnings. Refer to ASC 970-323-35-16 and 35-17.

RESPONSE: The Partnership respectfully advises the Staff that, upon the occurrence of an event of dissolution, the assets of SG2 Holdings, LLC (“SG2 Holdings”) would be distributed to the Class A member (a subsidiary of Southern Company) and Class B member (a subsidiary of OpCo, following the contribution by the Combined Entities) in the following manner:

•	Available funds or proceeds from the sale of SG2 Holdings’ assets would first be used to satisfy or discharge all of the debts, liabilities, and obligations of SG2 Holdings;

•	All of SG2 Holding’s assets would be treated as if sold, and any related income or gains would be allocated to the Class A member to the extent the Class A member has a deficit balance in its capital account;

•	Any remaining income, gains, or losses would be allocated among the Class A and Class B members in such a manner that following these allocations the balances in their capital accounts would result in a target liquidating distribution based on their relative membership interests of 51% and 49%, respectively.

If the Class A member still has a deficit balance in its capital account after applying the liquidation provisions discussed above, the Class A member would be required to make payments toward restoring the deficit in its capital account. However, the likelihood of the Class A member having to make any such restoration payments is remote as the fair value of the project assets is, at any point in the project’s life, expected to significantly exceed any potential deficits in the capital account of the Class A member. The Combined Entities considered the liquidation provisions of the SG2 Holdings’ agreement along with the variable nature of income allocations and fixed nature of operating cash distributions (further described below) when evaluating the most appropriate method to determine equity in earnings from SG2 Holdings, LLC.

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Specific consideration was given to the hypothetical liquidation at book value, or “HLBV” method, discussed in ASC 323-10-55-54 to 55-57 and the exposure draft for the “Proposed Statement of Position – Accounting for Investor’s Interests in Unconsolidated Real Estate Investments” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants in November 2000. Under the HLBV method, an investor calculates its share of earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the beginning and end of a period. This claim is calculated as the amount that the investor would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This balance sheet oriented approach differs from traditional equity method accounting approaches under ASC 323, which reflect an investor’s proportionate share of an investee’s net income or loss based on outstanding ownership interests (income statement approach).

The HLBV method is commonly applied to equity method investments in the renewable energy industry, where cash distribution percentages vary at different points in time and do not correspond to an investor’s ownership percentage. For those types of investments, applying an investor’s ownership percentage to net income or loss in order to determine equity in earnings may not accurately represent the income allocation and cash distributions that will ultimately be received by the investors. For SG2 Holdings, LLC, the operating cash distributions are always consistent with the respective membership percentages, and the liquidation rights and priorities are set with the objective to restore member capital accounts to a targeted liquidating distribution based on the 51% and 49% respective membership interests throughout the entire life of the project assets.

The objective of using either the HLBV or traditional equity method of accounting is to appropriately reflect the effect on an investor of all investee transactions and other events for a given period. This concept and several related considerations are highlighted in ASC 970-323-35-16 and 35-17 (referenced in the Staff’s comment) as follows:

“Venture agreements may designate different allocations among the investors for any of the following:

a.	Profits and losses

b.	Specified costs and expenses

c.	Distributions of cash from operations

d.	Distributions of cash proceeds from liquidation.

Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to

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determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. For example, if a venture agreement between two investors purports to allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.”

As noted above, “careful consideration of substance over form” must be applied when dealing with venture agreements, investments, or similar structures that designate different allocations for profits, losses, expenses, or distributions. Although the SG2 Holdings’ agreement specifies taxable income or loss allocations and liquidating distributions that may temporarily differ from the Class A and Class B membership interests, all operating cash distributions remain consistent with membership interests throughout the term of the SG2 Holdings’ agreement. Furthermore, the allocations of taxable income or loss and liquidating distributions are structured to align with membership interests. Accordingly, the economic substance of the arrangement follows the entities’ membership interests.

When evaluating the use of the HLBV method to determine the equity in earnings from SG2 Holdings, the Combined Entities noted that such method resulted in a significant initial allocation of gain to the Class B member and a significant initial allocation of loss to the Class A member to adjust each members’ respective capital account balances in accordance with the liquidation provisions of the SG2 Holdings’ agreement (i.e., in order to arrive at a 51% and 49% interest allocation). These significant initial allocations were driven by basis differences resulting from the Class A member’s allocation of tax depreciation and receipt of certain tax credits associated with the renewable energy project. After the initial allocations, the HLBV method results in subsequent equity in earnings consistent with traditional equity method accounting. This highly disproportionate recognition of gains and losses at the inception of the SG2 Holdings’ agreement is not reflective of the economic substance of the arrangement but rather a forced restoration of the capital accounts back to the Class A and Class B respective membership interests.

Using the traditional equity method of accounting to determine the equity in earnings from SG2 Holdings better aligns with the economic substance of the arrangement and associated operating cash distributions. Under this method, the basis difference resulting from the Combined Entities’ proportionate share of the investee’s net assets exceeding the carrying value of its investment is amortized pursuant to ASC 323-10-35-5 over the life of the underlying project assets. In contrast, applying the HLBV method to SG2 Holdings results in the immediate recognition of such difference under the liquidation provisions of the SG2 Holdings agreement in an attempt to adjust capital account balances to their target 51% and 49% distribution percentages. As a result, the associated equity in earnings under the traditional method is more

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representative of the timing of actual investee transactions affecting the respective members for any given period. In addition, the use of the HLBV method or traditional equity method of accounting results in the same aggregate equity in earnings over the life of the project assets. This aggregate equity in earnings amount is also expected to equal SG2 Holding’s operating cash distributions. Accordingly, the use of the HLBV or traditional equity method of accounting is a policy election that affects the timing of the recognition of equity in earnings.

The conclusion to use the traditional equity method of accounting aligns with the example provided under ASC 970-323-35-17, which states, “if a venture agreement between two investors purports to allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.” The economic substance of the SG2 Holdings’ agreement follows its cash distributions, which are fixed in nature and based on the 51% and 49% membership interests of the Class A and Class B members, respectively. As a result, the use of the traditional equity method of accounting to calculate the equity in earnings of SG2 Holdings, including the amortization of basis differences, is considered the most appropriate method to reflect the effect of the investee’s transactions on each member.

* * * * *

The Partnership respectfully advises the Staff that it acknowledges that:

1.	The Partnership is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC, its general partner

By:	/s/ Charles D. Boynton
Charles D. Boynton
Chief Executive Officer

cc:	Jennifer López, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Adam Phippen, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Mark R. Widmar, 8point3 General Partner, LLC
Joshua Davidson, Baker Botts L.L.P.
Gerald Spedale, Baker Botts L.L.P.
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Lance T. Brasher, Skadden, Arps, Slate, Meagher & Flom LLP
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.